KRAMER LEVIN NAFTALIS & FRANKEL LLP
                                919 THIRD AVENUE
                           NEW YORK, N.Y. 10022 - 3852


GEORGE P. ATTISANO                                                         PARIS
ASSOCIATE                                                 47, AVENUE HOCHE 75008
TEL   212-715-9555                                       TEL  (33-1) 44 09 46 00
FAX   212-688-7288                                       FAX  (33-1) 44 09 46 01
gattisano@kramerlevin.com




                                           April 15, 2005



VIA EDGAR
----------

Securities and Exchange Commission
450 Fifth Street, N.W. , Room 5422
Washington, D.C.  20549

Attention: Christian T. Sandoe

         Re:      Guinness Atkinson Funds
                  Post-Effective Amendment ("PEA") No. 37 (the "Amendment") File No. 033-75340 and 811-08360
                  ----------------------------------------------------------

Dear Mr. Sandoe:

      Pursuant to our conversation today, I am writing you on behalf of our client, Guinness Atkinson Funds ("Registrant"), concerning the addition of disclosure in Registrant's prospectus and statement of additional information ("SAI") relating to a shareholder servicing plan that Registrant has adopted with respect to its series (each a "Fund"). As we discussed, due to an oversight, Registrant did not include this disclosure in the Amendment, which was filed on April 6, 2005 and wishes to include it in the Funds' definitive prospectus and SAI. To facilitate your review, as we discussed, we are presenting the proposed disclosure in this letter.

      A.    Prospectus

      1.    Fee Tables

      With respect to the prospectus, the fee tables for two of the Funds, the Asia Focus and China & Hong Kong Funds (the "Asia Funds"), will be revised to reflect the imposition of a shareholder servicing fee. Although Registrant has adopted the shareholder servicing plan with respect to all of the Funds, Registrant does not currently intend to impose a shareholder servicing fee with respect to the other two Funds, the Global Innovators and Global Energy Funds. The "Annual Fund Operating Expenses" portion of the fee tables for the Asia Funds will be revised to read as follows (please note that the estimated information for the lines designated "Other Expenses," "Total Annual Fund Operating Expenses" and "Expense Waiver/Reimbursement" will be supplied in the definitive prospectus filing):
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KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
April 15, 2005
Page 2
         Asia Focus Fund

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)
------------------------------------------------------------------- -----------
Management Fees:                                                    1.00%
------------------------------------------------------------------- -----------
Distribution Fees:                                                  None
------------------------------------------------------------------- -----------
Other Expenses (including a 0.25% Shareholder Servicing Fee):(1)    [TBD]
------------------------------------------------------------------- -----------
Total Annual Fund Operating Expenses:                               [TBD]
------------------------------------------------------------------- -----------
         Expense Waiver/Reimbursement:(2)                           [TBD]
------------------------------------------------------------------- -----------
Net Annual Fund Operating Expenses:                                 1.98%
------------------------------------------------------------------- -----------

(1) "Other Expenses" are based on estimates for the fiscal year ending December 31, 2005.

(2) The Advisor [Guinness Atkinson Asset Management, LLC] is contractually obligated to cap the Fund's Total Annual Operating Expenses at 1.98% through April 25, 2006. To the extent that the Advisor waives its fees and/or absorbs expenses to satisfy this cap, it may seek repayment of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or absorbed, subject to the 1.98% expense cap.

         China & Hong Kong Fund

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)
---------------------------------------------------------------- ---------------
Management Fees:                                                 1.00%
---------------------------------------------------------------- ---------------
Distribution Fees:                                               None
---------------------------------------------------------------- ---------------
Other Expenses (including a 0.25% Shareholder Servicing Fee):(1) [TBD]
---------------------------------------------------------------- ---------------
Total Annual Fund Operating Expenses:                            [TBD]
---------------------------------------------------------------- ---------------
         Expense Waiver/Reimbursement:(2)                        [TBD]
---------------------------------------------------------------- ---------------
Net Annual Fund Operating Expenses:                              1.98%
---------------------------------------------------------------- ---------------

(1) "Other Expenses" are based on estimates for the fiscal year ending December 31, 2005.

(2) The Advisor is contractually obligated to cap the Fund's Total Annual Operating Expenses at 1.98% through April 25, 2006. To the extent that the Advisor waives its fees and/or absorbs expenses to satisfy this cap, it may seek repayment of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or absorbed, subject to the 1.98% expense cap.

      2.    Shareholder Servicing Plan Disclosure

      In addition to modifying the fee tables for the Asia Funds to reflect the imposition of a shareholder servicing fee, Registrant will include the following disclosure under the prospectus section entitled "Additional Exchange/Redemption -- Finances":
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KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
April 15, 2005
Page 3

                  Shareholder Servicing Plan

                  Each Fund has adopted a Shareholder Servicing Plan. Shareholder servicing agents provide administrative and support services to their customers, which may include establishing and maintaining accounts and records relating to shareholders, processing dividend and distribution payments from the Funds on behalf of shareholders, responding to routine inquiries from shareholders concerning their investments, assisting shareholders in changing dividend options, account designations and addresses, and other similar services. For these services a Fund may pay a fee at an annual rate of up to 0.25% of the average daily net assets of the shares serviced by the agent. Currently, only the Asia Focus and China & Hong Kong Funds impose this shareholder servicing fee. The Global Innovators and Global Energy Funds will impose this fee only with prior notice to Fund shareholders.

                  The Funds may enter into agreements with various shareholder servicing agents, including financial institutions and securities brokers. The Funds may pay a servicing fee to broker-dealers and others who sponsor "no transaction fee" or similar programs for the purchase of shares. Shareholder servicing agents may waive all or a portion of their fee periodically.

      B.    SAI

      With respect to the SAI, Registrant will include the following disclosure under the section entitled "Distribution Agreement and Distribution Plan" (which would be re-named "Distribution Agreement, Distribution Plan and Shareholder Servicing Plan"):

                  Shareholder Servicing Plan.

                  Payments made under the Shareholder Servicing Plan to shareholder servicing agents are for administrative support services to customers who may from time to time beneficially own shares. These services may include: (1) aggregating and processing purchase and redemption requests for shares from customers and transmitting promptly net purchase and redemption orders to our distributor or transfer agent; (2) providing customers with a service that invests the assets of their accounts in shares pursuant to specific or pre-authorized instructions; (3) processing dividend and distribution payments on behalf of customers; (4) providing information periodically to customers showing their positions in shares; (5) arranging for bank wires; (6) responding to customer


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KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
April 15, 2005
Page 4

                  inquiries; (7) providing sub-accounting with respect to shares beneficially owned by customers or providing the information to the Funds as necessary for sub-accounting; (8) if required by law, forwarding shareholder communications from the Funds (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to customers; (9) forwarding to customers proxy statements and proxies containing any proposals that require a shareholder vote; and (10) providing such other similar services as the Trust may reasonably request to the extent the shareholder servicing agent is permitted to do so under applicable statutes, rules or regulations.

      If you have any questions about these changes, please contact me at 212-715-9555 or Lane O'Connell of U.S. Bancorp Fund Services, LLC, the Funds' administrator, at 414-765-5033.

                                      * * *

                                       Best regards,

                                       /s/ George P. Attisano

                                       George P. Attisano



Cc:      Jim Atkinson, Guinness Atkinson Asset Management, LLP
         Max Rottersman, Chief Compliance Officer, Guinness Atkinson Funds Susan J. Penry-Williams, Kramer Levin Naftalis & Frankel LLP
         Lane O'Connell, U.S. Bancorp Fund Services, LLC